UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 11-K



(Mark One):
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
     For the fiscal year ended December 31, 1999



                                     OR


( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
     For the transition period from _________________to ____________________



                           Commission File No.  2-61045


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


            THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF
                        UNION CARBIDE CORPORATION AND
                     PARTICIPATING SUBSIDIARY COMPANIES


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          UNION CARBIDE CORPORATION
                            39 OLD RIDGEBURY ROAD
                           DANBURY, CT 06817-0001







     Total number of sequentially numbered pages in this filing including exhibits thereto: 20

            THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF
                        UNION CARBIDE CORPORATION
                   AND PARTICIPATING SUBSIDIARY COMPANIES



                              TABLE OF CONTENTS



                                                                         Page


Financial Statements:
   Statement of Net Assets Available for Benefits -
     December 31, 1999 and 1998                                            3

   Statement of Changes in Net Assets Available for Benefits -
     Year ended December 31, 1999                                          4

   Notes to Financial Statements                                         5-9

Supplemental Schedules:

   Schedule of Assets Held for Investment
     Purposes At End of Year - December 31, 1999                       10-15

   Schedule of Reportable Transactions -
     Year ended December 31, 1999                                         16

Signature                                                                 17

Independent Auditors' Report                                              18

Exhibit Index                                                             19



                        THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF
                                    UNION CARBIDE CORPORATION
                               AND PARTICIPATING SUBSIDIARY COMPANIES

                            Statement of Net Assets Available for Benefits

                                     December 31, 1999 and 1998
                                        (millions of dollars)



                                                                       1999         1998
Assets:
  Investments:
    Union Carbide Corporation Common Stock - 4,051,250 shares
      and 4,978,564 shares at market value                         $  270.4     $  211.6
    Union Carbide Corporation Common Stock held by the ESOP -
      13,554,825 shares and 14,564,984 shares at market value:
           Unallocated                                                405.3        292.9
           Allocated                                                  499.8        326.3
    Praxair, Inc. Common Stock - 943,967 shares
      and 1,192,630 shares at market value                             47.5         42.0
    United States Savings Bonds at current redemption value             2.1          2.1
    Short-term securities at market value                              10.0          6.4
    Fixed Income Fund - 9,350,589 units and 9,135,968 units -
      per unit value $89.28 and $84.21                                834.8        769.3
    Fidelity Equity-Income Fund, managed for the Trustee
      by Fidelity Investments - 1,103,931 shares and
      1,137,372 shares at market value                                 59.0         63.2
    Spartan U.S. Equity Index Fund, managed for the
      Trustee by Fidelity Investments - 2,373,319 shares and
      2,351,447 shares at market value                                123.6        103.4
    Fidelity Magellan Fund, managed for the Trustee by
      Fidelity Investments - 1,041,254 shares and 868,396 shares
      at market value                                                 142.3        104.9
    Fidelity Contrafund, managed for the Trustee by
      Fidelity Investments - 1,566,412 shares and 1,263,440
      shares at market value                                           94.0         71.8
    Fidelity Growth Company Fund, managed for the
      Trustee by Fidelity Investments - 1,133,240 shares and
      718,517 shares at market value                                   95.6         36.7
    Loans to participants                                              61.4         59.1
                                                                   --------     --------
    Total Investments                                               2,645.8      2,089.7
                                                                   --------     --------

  Participants' contributions receivable                                0.2          0.1
                                                                   --------     --------

                  Total assets                                      2,646.0      2,089.8
                                                                   --------     --------

Liabilities:
  ESOP loan payable to Union Carbide Corporation                       55.8         66.9
  Other liabilities                                                     8.3          3.8
                                                                   --------     --------

                  Total liabilities                                    64.1         70.7
                                                                   --------     --------

                  Net assets available for benefits                $2,581.9     $2,019.1
                                                                   ========     ========


The Notes to Financial Statements on pages 5 through 9 should be read in conjunction with this statement.

                        THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF
                                     UNION CARBIDE CORPORATION
                             AND PARTICIPATING SUBSIDIARY COMPANIES

                      Statement of Changes in Net Assets Available for Benefits

                                  Year ended December 31, 1999
                                     (millions of dollars)




Additions to net assets attributed to:
  Investment income:
    Dividends                                                        $   57.4
    Interest                                                             53.9
                                                                     --------
                                                                        111.3
                                                                     --------

  Net appreciation in fair value of investments                         513.1

  Contributions and deposits:
    Amounts deposited by participating employees                         54.7
    Amounts contributed by participating employers                        5.4
    Rollovers from previous employers' plans                              2.2
                                                                     --------
                                                                         62.3
                                                                     --------

  Allocation of ESOP Stock to participants                               36.7
                                                                     --------

               Total additions                                          723.4

Deductions from net assets attributed to:
  Withdrawals                                                           143.7
  Administrative costs and expenses                                       2.8
  Interest expense on ESOP loan                                           6.7
  Allocation of ESOP Stock to participants                                7.4
                                                                     --------

               Total deductions                                         160.6
                                                                     --------

               Net increase                                             562.8

  Net assets available for benefits at:
      Beginning of year                                               2,019.1
                                                                     --------

      End of year                                                    $2,581.9
                                                                     ========


The Notes to Financial Statements on pages 5 through 9 should be read in conjunction with this statement.


             THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF
                        UNION CARBIDE CORPORATION
                   AND PARTICIPATING SUBSIDIARY COMPANIES


                        Notes to Financial Statements
                         December 31, 1999 and 1998


(1)  Summary of Significant Accounting Policies

    Investments are stated at market value based upon quoted market prices plus accrued income thereon, except for investments in United States Savings Bonds, which are carried at current redemption values; loans to participants, which are carried at face value, which approximates fair values; and certain investment contracts, which are carried at contract value. Fixed Income Fund investments consist of investment contracts with insurance companies, government, corporate and international securities, investments in common/collective trusts, Commercial Paper and Certificates of Deposit and a short term investment fund of the trustee (see note 6). Purchases and sales of investments are recorded on the trade date. Unrealized appreciation and depreciation of investments stated at market and fair values is recognized currently in the financial statements.

    Participants' accounts are credited with participant contributions and allocations of (a) Union Carbide Corporation (the "corporation" or "UCC") common stock held by the Employee Stock Ownership Plan ("ESOP") representing UCC matching contributions and, (b) investment fund earnings of the Savings and Investment Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies (the "Program"). The allocation of investment fund earnings is based upon a participant's interest in a respective investment fund.

    The financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

    In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," ("SOP 99-3"). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Program adopted SOP 99-3 during the Program year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Program's 1999 financial statements. The Program's 1998 financial statements have been reclassified to conform with the current year's presentation.

(2)  Description of the Program

    The following brief description of the Program is provided for general information purposes only. Participants should refer to the Summary Plan Description.

    Employees may elect to have the corporation deduct and contribute from 1% to 17 1/2% of their compensation to the Program, subject to certain Internal Revenue Code ("IRC") restrictions. Deducted amounts, elected by employees, up to 7 1/2% of their compensation are considered basic deductions, while additional deductions greater than 7 1/2% to 17 1/2% (in 1/2 percentage point increments) of their compensation are considered supplemental deductions. Basic and supplemental deductions can be made on either an after-tax or a before-tax basis. Before-tax deductions are credited to the participant's 40l(K) portion of the Program while after-tax deductions are credited to a participant's personal investment account. An employee may also elect to make a supplemental deposit to the Program in cash on an after-tax basis.

    Eligible participants receive monthly allocations, based on a weighted average market price of UCC common stock, from the unallocated shares of UCC common stock held by the ESOP. This allocation, equal to 75% of their basic deductions, represents the UCC matching contribution. Employees vest in the UCC matching contributions upon allocation.

    The Program maintains two trusts, one related to the ESOP portion of the program ("ESOP Trust") and one related to the other investments (collectively, the "trusts").


(3)  Investment Programs

    Participants have discretion over, and may invest their basic deductions and their supplemental deductions in 1/2 percentage point increments in any or all of the following investment options: Union Carbide Corporation Common Stock (including the corporation's Discounted Company Stock Fund), United States Savings Bonds, the Fixed Income Fund, the Fidelity Equity-Income Fund, the Spartan U.S. Equity Index Fund, the Fidelity Magellan Fund, the Fidelity Contrafund and the Fidelity Growth Company Fund. A participant may invest a supplemental deposit in any of these investment programs except for the Discounted Company Stock Fund.

    Investments in Praxair, Inc. ("Praxair") Common Stock are closed to new participants, and existing participants are limited to selling and are prohibited from purchasing Praxair Common Stock through the Program. Dividends earned on Praxair Common Stock are reinvested in the Fixed Income Fund.


(4)  Employee Stock Ownership Plan

    The ESOP is an integral part of the Program. The ESOP Trust owns shares of UCC Common Stock ("ESOP Stock"). The ESOP Stock which has not yet been allocated to participants' accounts secures a 15-year 10% loan maturing in 2005 payable to the corporation. The corporation makes contributions to the ESOP Trust and dividend payments on the shares held by the ESOP. In turn, the ESOP Trust makes loan payments of interest and principal. As these payments are made, shares of ESOP Stock are released and available for allocation to eligible participants. Additional shares of ESOP Stock, representing the value of dividends earned on allocated shares, are credited quarterly to participants' accounts.

    Supplemental allocations of ESOP Stock are made to eligible employees based upon a profit sharing formula. The supplemental allocations are determined each year based on the corporation's quarterly returns on capital. For the years ended December 31, 1999 and 1998, the supplemental allocations of ESOP Stock totaled $9.0 million and $23.8 million, respectively. These amounts were included in the ESOP allocated balances at December 31, 1999 and 1998, respectively, and were credited to eligible employees' accounts in February of the subsequent year.


(5)  Expenses

    Costs and expenses, if any, associated with the sale of UCC Common Stock, including stock held by the ESOP for a participant's account, are deducted from the proceeds. Similar costs and expenses associated with the purchase of UCC Common Stock are charged to the participant's account. Fees of the trustees and investment managers are paid by the Program. For the year ended December 31, 1999, the Program paid certain administrative costs and recordkeeping expenses of the Program. The corporation paid those expenses not borne by the Program.


(6)  Fixed Income Fund

    The Fixed Income Fund investments consist of investment contracts with insurance companies, government, corporate and international securities, and investments in common/collective trusts, Commercial Paper and Certificates of Deposit, and a short-term investment fund of the trustee.

    At the beginning of 1998, the Fixed Income Fund included two bond portfolios actively managed by Pacific Investment Management Company and Jennison Associates Capital Corporation. In April 1998, funds were transferred from a short-term investment fund of the trustee to a third bond portfolio, actively managed by NISA Investment Advisors, L.L.C. The three portfolios consist of government, corporate and international investment grade securities. Pacific Life Insurance Company, The Prudential Insurance Company of America and Greenwich NatWest were contracted to provide, in most instances, liquidity guarantees ("Wrapper Insurance") of these three bond portfolios in the event that participant book value withdrawals exceed 5% of the market value of the portfolios at the beginning of the calendar quarter.

    The following is a summary of the Fixed Income Fund. Contract value represents original deposits under the contract credited with contractual earnings and charged for withdrawals. The contract value reported for contracts with insurance companies generally approximates fair value. Certain prior year amounts have been reclassified to conform to the current year's presentation.


               Fund Investments                                          Carrying Value
------------------------------------------------------------------       --------------
                                                                          December 31,
                                                                        1999        1998
                                                                        ----        ----
                                                                     (millions of dollars)
Contracts with Insurance Companies, at contract value                 $ 71.6      $131.5
Investments in common/collective trusts                                  8.8        15.2
Investments managed by Investment Firms under
     Wrapper Insurance:
  Government Securities, valued at market                              282.2       250.9
  Corporate Securities, valued at market                               395.2       282.5
  International Securities, denominated in U.S. dollars,
     valued at market                                                   10.8        19.0
  Commercial Paper, Certificates of Deposit and U.S. Treasury Bills        -         9.0
  Chase Manhattan Bank Enhanced Cash Investment Fund                    12.5        20.5
  Unsettled Purchase and Sale Transactions                             (77.3)      (19.0)
  Wrapper Insurance                                                     15.2       (15.2)
                                                                       -----       -----
Total Investments managed by Investment Firms                          638.6       547.7
                                                                      ------       -----
Chase Manhattan Bank Enhanced Cash Investment Fund                     115.8        74.9
                                                                      ------       -----
Total Fixed Income Fund                                               $834.8      $769.3
                                                                      ======      ======

    The average yield of each of these funds ranged from 0.80% to 6.21% and 6.00% to 8.67% for the years ended December 31, 1999 and 1998, respectively. The crediting interest rates which represent the fixed rates of return for the contracts, ranged from 5.7428% to 6.70% and 5.295% to 7.80% as of December 31, 1999 and 1998, respectively.

    The crediting interest rates for contracts with certain insurance companies are determined at inception of the contracts. For those contracts that provide for fluctuations in their crediting interest rates, the rates are reset periodically and are based on an agreed-upon method. The crediting interest rates for the investments managed by investment firms under Wrapper Insurance are reset at least quarterly and are based on such factors as the individual bond portfolio's book value, duration, market value and current yield.

    Additionally, the contract with The Prudential Insurance Company of America establishes a minimum annual crediting interest rate each quarter. The contract provides that in no quarter shall the annual crediting interest rate be less than 2.0%.


(7)  Income Tax Status

    The corporation received a determination letter from the Internal Revenue Service dated May 30, 1995 stating that the Program and related trusts are designed in accordance with applicable sections of the IRC. The Program has been amended since receiving the determination letter. The Program administrator and the Program's tax counsel believe that the Program is designed and is currently being operated in compliance with the applicable requirements of the IRC.

    Participant elective tax deferred contributions for the 401(k) portion of the Program are subject to an annual maximum amount allowed by the IRC, which was $10,000 in 1999.

    Employees are not subject to income tax on their salary reduction contributions to the 401(k) portion of the Program, corporation payments or other accumulations in their accounts until a distribution is made from the Program. Employee after-tax contributions, which are credited to a participant's personal investment account, are generally not subject to income tax upon distribution from the Program. An employee may withdraw an amount equal to his/her after-tax contributions made prior to 1987 without incurring any income tax. However, in the case of employee after-tax contributions made after 1986, an employee may exclude from income only the portion of the distribution that bears the same ratio to the total distribution as the employee's after-tax contributions bears to the total value of the employee's account. For employees making deferred contributions to the Program in accordance with IRC Section 401(k), distributions are generally taxed as ordinary income subject to special tax treatment afforded certain distributions that qualify as lump sum distributions under the IRC.


(8)  The Dow Merger

    On August 3, 1999, the corporation and The Dow Chemical Company ("Dow") entered into an Agreement and Plan of Merger providing for the merger of a subsidiary of Dow with and into the corporation. As a result of the merger, the corporation will become a wholly-owned subsidiary of Dow and the corporation's shareholders will receive 1.611 shares of Dow common stock for each share of UCC common stock they own as of the date of the merger. At the same time, all shares of UCC common stock held by the Program, including those held by the ESOP, will be converted into shares of Dow common stock using the ratio noted above. Additionally, allocations of ESOP stock will remain the same as prior to the merger; however, these allocations will be in Dow common stock. The merger is subject to certain conditions including review by antitrust regulatory authorities in the United States and Canada.


                                            THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF
                                                         UNION CARBIDE CORPORATION
                                                    AND PARTICIPATING SUBSIDIARY COMPANIES

                                        SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                                            (millions of dollars)

                                                                                                                 December 31, 1999
                                                                                                                            Current
Identity of Issuer                     Description of Investment (maturity value in millions of dollars)             Cost     Value
* Union Carbide Corporation            Common Stock, Par Value $1.00, Annual Dividend $0.90                        138.4      270.4
* Union Carbide Corporation            Common Stock (ESOP-Unallocated), Par Value $1.00, Annual Dividend $0.90      54.5      405.3
* Union Carbide Corporation            Common Stock (ESOP-Allocated), Par Value $1.00, Annual Dividend $0.90       220.7      499.8
  Praxair, Inc.                        Common Stock, Par Value $1.00, Annual Dividend $0.56                         11.2       47.5
  United States Government             Series E Savings Bonds, $0.1                                                  0.1        0.2
  United States Government             Series E Savings Bonds, $2.6                                                  0.8        1.9
  Fidelity Investments                 Equity-Income Fund                                                           36.8       59.0
  Fidelity Investments                 Spartan U.S. Equity Index Fund                                               63.0      123.6
  Fidelity Investments                 Magellan Fund                                                                68.7      142.3
  Fidelity Investments                 Contrafund                                                                   53.7       94.0
  Fidelity Investments                 Growth Company Fund                                                          49.6       95.6
  State Street Bank and Trust Company  Short-term Investment Fund, Interest Rate 5.74%, $3.7                         3.7        3.7
  Chase Manhattan Bank                 Enhanced Cash Investment Fund, Interest Rate 5.856%, $6.3                     6.3        6.3
* Union Carbide Corporation            Participant Loans, 6.00% - 9.40%, Various Maturity Dates, $61.4                -        61.4

  Fixed Income Fund:
  (Where no interest rate is stated, rate is floating.)

  Contracts with Insurance Companies:

  Metropolitan Life Insurance Company  Contract No. 1583, 6.70%, $30.7                                              30.7       30.7
  AUSA Life Insurance Company          Contract No. UDA00001FR, 6.44%, Due 7/14/00, $40.9                           40.9       40.9
      Total Contracts with Insurance Companies                                                                      71.6       71.6

  Investments in common/collective trusts:
  Columbus Circle Trust Company        Trust Advisors Stable Value Plus Fund, Interest Rate 6.21%, $8.8              8.8        8.8
      Total investment in common/collective trusts                                                                   8.8        8.8

  Government Securities:

  United States Government             Student Loan Marketing Assn MTN, 9.40%, Due 5/31/02, $0.7                     0.7        0.7
  United States Government             Tennesee Valley Authority Power Bond 1995 Ser, 6.235%, Due 7/15/45, $4.9      4.9        5.0
  United States Government             U.S. Treasury Bond, 12.00%, Due 8/15/13, $9.0                                12.6       12.5
  United States Government             U.S. Treasury Bond, 0.00%, Due 11/15/04, $1.9                                 1.4        1.4
  United States Government             U.S. Treasury Bond, 0.00%, Due 8/15/05, $6.3                                  4.5        4.3
  United States Government             U.S. Treasury Bond, 0.00%, Due 5/15/05, $8.9                                  6.3        6.3
  United States Government             FNMA Pass-Through Certificate 521117, 7.00%, Due 12/1/29, $8.0                7.8        7.8
  United States Government             FNMA Pass-Through Certificate 521159, 7.00%, Due 12/1/29, $0.7                0.7        0.7
  United States Government             FHMLC Multiclass, 3.50%, Due 11/15/07, $3.9                                   3.4        3.4
  United States Government             FHMLC Multiclass, 6.00%, Due 2/15/09, $3.3                                    2.9        3.1
  United States Government             FHMLC Multiclass, 9.00%, Due 12/15/05, $0.4                                   0.4        0.4
  United States Government             FNMA Gtd Remic Pass, 5.85%, Due 9/16/28, $2.0                                 2.0        1.9
  United States Government             FNMA Gtd Remic Pass, Due 9/17/07, $2.1                                        2.2        2.1
  United States Government             FMAC Loan Receivables Tr Nt Ser 1998-D, 6.729%, Due 12/15/19, $0.6            0.6        0.5
  United States Government             FNMA Medium Term Note, Due 3/13/02, $1.2                                      1.1        1.1
  United States Government             U.S. Treasury Note, Due 7/15/02, $10.0                                       10.4       10.4
  United States Government             U.S. Treasury Note, 5.50%, Due 2/29/00, $0.8                                  0.8        0.8
  United States Government             FHMLC 846183, Due 1/1/24, $1.9                                                1.9        2.0
  United States Government             FHMLC Gold C80374, 8.00%, Due 1/1/26, $0.1                                    0.1        0.1
  United States Government             FNMA Pass-Through Certificate 0058646, Due 11/1/16, $0.3                      0.3        0.3
  United States Government             FNMA Pass-Through Certificate 0062688, Due 5/1/28, $0.2                       0.2        0.2
  United States Government             FNMA Pass-Through Certificate 0103185, 9.336%, Due 7/1/20, $0.4               0.4        0.4
  United States Government             FNMA Pass-Through Certificate 0112511, 9.233%, Due 9/1/20, $0.1               0.1        0.1
  United States Government             FNMA Pass-Through Certificate 013205, Due 7/1/25, $0.4                        0.4        0.4
  United States Government             FNMA Pass-Through Certificate 029139, Due 7/1/26, $0.6                        0.6        0.6
  United States Government             FNMA Pass-Through Certificate 041732, Due 2/1/27, $0.4                        0.4        0.4
  United States Government             FNMA Pass-Through Certificate 047935, Due 5/1/27, $0.3                        0.3        0.3
  United States Government             FNMA Pass-Through Certificate 067694, Due 10/1/28, $0.1                       0.1        0.1
  United States Government             FNMA Pass-Through Certificate 072163, Due 2/1/28, $0.6                        0.6        0.6
  United States Government             FNMA Pass-Through Certificate 291254, Due 8/1/24, $0.1                        0.1        0.1
  United States Government             FNMA Pass-Through Certificate 303298, Due 1/1/25, $0.8                        0.8        0.8
  United States Government             FNMA Pass-Through Certificate 313371, 0.00%, Due 8/1/29, $0.3                 0.3        0.3
  United States Government             FNMA Pass-Through Certificate 313769, 6.139%, Due 5/1/36, $0.5                0.5        0.5
  United States Government             FNMA Pass-Through Certificate 323919, Due 8/1/29, $1.0                        0.9        0.9
  United States Government             FNMA Pass-Through Certificate 381982, 7.11%, Due 10/1/09, $2.8                2.9        2.8
  United States Government             GNMA II 080022, Due 12/20/26, $1.5                                            1.5        1.5
  United States Government             GNMA II 008089, Due 12/20/22, $2.9                                            2.9        3.0
  United States Government             GNMA II 008830, Due 3/20/26, $0.7                                             0.7        0.7
  United States Government             GNMA II 008909, Due 7/20/26, $1.8                                             1.7        1.8
  United States Government             GNMA 496845, 7.75%, Due 7/15/01, $0.2                                         0.2        0.2
  United States Government             GNMA 008781, Due 1/20/26, $1.1                                                1.1        1.1
  United States Government             GNMA 008913, Due 7/20/26, $1.5                                                1.5        1.5
  United States Government             FNMA TBA, 6.50%, Due 1/15/49, $2.0                                            2.0        2.0
  United States Government             FNMA TBA, 6.00%, Due 1/15/49, $2.2                                            2.1        2.1
  United States Government             GNMA I TBA, 6.00%, Due 1/15/49, $18.0                                        16.6       16.4
  United States Government             GNMA I TBA, 6.50%, Due 1/15/49, $29.7                                        28.0       27.9
  United States Government             GNMA I TBA, 7.00%, Due 1/15/49, $20.0                                        19.4       19.3
  United States Government             FHMLC Multiclass, 9.05%, Due 6/15/19, $0.5                                    0.5        0.5
  United States Government             FHMLC Multiclass, 6.50%, Due 7/15/17, $1.7                                    1.7        1.7
  United States Government             FHMLC Multiclass, 6.50%, Due 7/15/21, $5.6                                    5.2        5.5
  United States Government             FHMLC Multiclass, 7.00%, Due 9/15/21, $2.7                                    1.5        0.1
  United States Government             FHMLC Multiclass, 7.00%, Due 8/15/22, $1.8                                    1.8        1.6
  United States Government             FNMA Gtd Remic Pass, 6.50%, Due 7/18/12, $8.4                                 8.4        8.3
  United States Government             FNMA Gtd Remic Pass, 8.00%, Due 12/25/06, $4.7                                4.9        4.8
  United States Government             GNMA Gtd Remic Pass, 0.00%, Due 2/26/19, $5.0                                 4.4        4.5
  United States Government             FHLMC Debenture, 5.00%, Due1/15/04, $4.5                                      4.3        4.3
  United States Government             FNMA Medium Term Note, 5.50%, Due 1/8/04, $0.8                                0.8        0.8
  United States Government             FNMA Medium Term Note, 6.16%, Due 5/8/03, $0.8                                0.8        0.8
  United States Government             FNMA Note, 6.625%, Due 9/15/09, $1.4                                          1.4        1.3
  United States Government             Government Tr. Ctfs., 0.00%, Due 5/15/02, $1.5                                1.3        1.3
  United States Government             Government Tr. Ctfs., 9.40%, Due 5/15/02, $0.9                                1.0        1.0
  United States Government             U.S. Treasury Note, 5.75%, Due 4/30/03, $5.5                                  5.5        5.4
  United States Government             U.S. Treasury Note, 5.75%, Due 8/15/03, $1.8                                  1.7        1.7
  United States Government             U.S. Treasury Note, 7.00%, Due 7/15/06, $12.4                                12.9       13.0
  United States Government             U.S. Treasury Note, 7.50%, Due 2/15/05, $2.3                                  2.4        2.5
  United States Government             U.S. Treasury Note, 7.50%, Due 5/15/02, $23.9                                24.9       24.7
  United States Government             U.S. Treasury Note, 7.875%, Due 8/15/01, $0.4                                 0.5        0.5
  United States Government             U.S. Treasury Bond, 12.75%, Due 11/15/10, $6.7                                9.9        8.8
  United States Government             U.S. Treasury Stripped Int. Pmt., 0.00%, Due 5/15/05, $3.6                    2.6        2.6
  United States Government             U.S. Treasury Bond, 11.75%, Due 11/15/14, $3.2                                4.6        4.4
  United States Government             FNMA Pass-Through Certificate 380790, 5.73%, Due 10/1/08, $2.3                2.4        2.2
  United States Government             FNMA Pass-Through Certificate 381577, 6.23%, Due 5/1/09, $0.7                 0.7        0.6
  United States Government             Government Tr. Ctfs., 0.00%, Due 5/15/03, $2.4                                2.0        1.9
  United States Government             FHMLC Multiclass, 5.50%, Due 6/15/08, $6.0                                    6.0        5.9
  United States Government             FHMLC Multiclass, 5.75%, Due 3/15/07, $0.7                                    0.7        0.7
  United States Government             FHMLC Multiclass, 5.75%, Due 7/15/07, $4.2                                    4.1        4.1
  United States Government             FHMLC Multiclass, 6.00%, Due 8/15/08, $3.3                                    3.3        3.2
  United States Government             FHMLC Multiclass, 6.15%, Due 7/15/20, $2.1                                    2.1        2.1
  United States Government             FNMA Gtd Remic Pass, 6.00%, Due 4/25/19, $5.7                                 5.8        5.7
  United States Government             FGRM 2075VA, 6.50%, Due 9/15/05, $0.9                                         0.9        0.9
  United States Government             U.S. Dept. Veterans Affairs CMO/Remic, 6.75%, Due5/15/16, $1.2                1.3        1.2
  United States Government             FNMA Gtd Remic Pass, 6.74%, Due 8/25/07, $2.1                                 2.2        2.0
  San Diego County, California         Pension Obligation, 6.38%, Due 8/15/03, $0.8                                  0.9        0.8
      Total Government Securities                                                                                  286.7      282.2

  Corporate Securities:
  Associates Corp. N.A.                Senior Note, 5.50%, Due 2/15/04, $2.0                                         1.9        2.0
  Associates Corp. N.A.                Senior Note, 5.75%, Due 11/1/03, $4.6                                         4.4        4.4
  Black & Decker Corp.                 Note, 7.50%, Due 4/1/03, $2.2                                                 2.3        2.2
  CIT Group Holdings Inc.              Medium Term Sr. Note, 7.125%, Due 6/17/02, $1.6                               1.6        1.6
  Citicorp                             Sub. Note, 8.00%, Due 2/1/03, $1.4                                            1.5        1.5
  Columbia University Trustees NY Corp.Note, 8.65%, Due 2/21/03, $0.8                                                0.9        0.9
  Dillards Inc.                        Note, 6.125%, Due 11/1/03, $3.2                                               3.1        3.0
  Financing Corp.                      Cpn FICO Strips, 0.00%, Due 6/6/03, $3.2                                      2.5        2.5
  Financing Corp.                      Cpn FICO Strips, 0.00%, Due 6/6/05, $6.9                                      4.7        4.7
  Financing Corp.                      Cpn FICO Strips, 0.00%, Due 6/27/04, $2.1                                     1.6        1.6
  Financing Corp.                      Cpn FICO Strips Ser. 19, 0.00%, Due 6/6/03, $6.3                              5.0        5.0
  Ford Motor Credit Co.                Note, 6.11%, Due 12/28/01, $3.2                                               3.1        3.2
  General Elec. Cap. Corp.             Medium Note, 5.13%, Due 4/1/04, $1.8                                          2.0        1.9
  GMAC                                 Note, 9.00%, Due 10/15/02, $2.5                                               2.8        2.6
  Household Fin. Corp.                 Note, 6.00%, Due 5/1/04, $0.9                                                 0.9        0.9
  Household Fin. Corp.                 Note, 7.00%, Due 8/1/03, $1.4                                                 1.4        1.4
  McDonalds Corp.                      Note, 6.00%, Due 6/23/12, $2.4                                                2.4        2.3
  MCI Communications Corp.             Note, 6.125%, Due 4/15/02, $3.9                                               3.9        3.9
  NYNEX Corp.                          Note, 9.55%, Due 5/1/10, $1.2                                                 1.3        1.3
  Praxair, Inc.                        Note, 6.75%, Due 3/1/03, $2.1                                                 2.1        2.1
  Prime Property Funding II Inc.       Note 144A, 6.8%, Due 8/15/02, $2.3                                            2.3        2.3
  Railcar Leasing L.L.C.               Sr. Secd. Note, 6.75%, Due 7/15/06, $2.3                                      2.4        2.3
  Raytheon Co.                         Note, 6.50%, Due 7/15/05, $3.3                                                3.1        3.2
  Safeway Inc.                         Note, 7.00%, Due 9/15/02, $2.7                                                2.6        2.7
  Sears Roebuck Accep. Corp.           Medium Term Note, 6.80%, Due 10/9/02, $2.0                                    1.9        1.9
  Sprint Capital Corp.                 Note, 5.70%, Due 11/15/03, $4.0                                               3.9        3.8
  Transamerica Fin. Corp.              Sr. Note, 7.25%, Due 8/15/02, $1.8                                            1.7        1.8
  Union Tex. Pete. Holdings Inc.       Medium Term Note, 6.70%, Due 11/18/02, $4.4                                   4.4        4.3
  Advanta Cr. Card Master Trust II     Asset Backed Security Ser. 96-A, 6.00%, Due 11/15/05, $2.3                    2.2        2.2
  Advanta Mortgage Loan Trust          Asset Backed Security Ser. 94-1, 6.30%, Due 7/25/25, $0.9                     0.9        0.9
  California Infrastructure & E.Dev.Bk.Asset Backed Security, 6.42%, Due 9/25/08, $1.8                               1.7        1.7
  California Infrastructure & E.Dev.Bk.Asset Backed Security, 6.48%, Due 12/26/09, $2.3                              2.3        2.2
  Comed Trans. Fund Trust              Asset Backed Security 98-1 A6, 5.63%, Due 6/25/09, $2.6                       2.6        2.4
  Credit Suisse First Boston Mtg.      Asset Backed Security, 6.52%, Due 1/17/35, $4.2                               4.1        4.0
  First NBC Cr. Card Master Trust      Asset Backed Security, 6.15%, Due 9/15/04, $3.8                               3.7        3.7
  Green Tree Financial Corp.           Asset Backed Security 97-5 Mfd. Hsg., 6.42%, Due 5/15/29, $2.9                2.9        2.9
  Metris Master Trust                  Asset Back Certificate 1997-1, 6.87%, Due 10/20/05, $2.8                      2.7        2.8
  MMCA Auto Owner Trust                Asset Backed Security, 7.00%, Due 5/15/04, $3.0                               3.0        3.0
  Premier Auto Trust                   Asset Backed Note 1999-1, 5.82%, Due 10/8/03, $2.0                            2.0        2.0
  Railcar Trust                        Asset Backed Tr. Note 1992-1, 7.75%, Due 6/1/04, $4.2                         4.4        4.2
  Amresco Residential Securities       Mtg. Ln., 7.21%, Due 6/25/25, $3.4                                            3.5        3.4
  GMAC Coml. Mtg. Sec. Inc.            Mortgage Pass-Through, 7.151%, Due 12/15/16, $1.3                             1.3        1.3
  Oakwood Mtg. Invs. Inc.              CMO Remic Ser. 1995-B, 6.90%, Due 1/15/21, $2.3                               2.3        2.2
  Toyota Auto Receivables              CMO Remic 1999 Tr., 6.15%, Due 8/16/04, $5.1                                  5.1        5.1
  3M Employee Stk. Ownership Plan      CMO Remic Gtd., 5.62%, Due 7/15/09, $1.9                                      1.9        1.8
  Capco Amer. Securitization Cor.      Commercial Mortgage Backed, 5.86%, Due 9/16/30, $1.6                          1.6        1.5
  Comm. 1999-1                         Commercial Mortgage Pass Through Certificate, 6.145%, Due 2/15/08, $1.0       0.9        0.9
  Comm. 1999-1                         Commercial Mortgage Pass Through Certificate, 6.455%, Due 9/15/08, $7.1       6.9        6.6
  Duetsche Mtg. & Asset Receiving      Commercial Mortgage Backed, 6.22%, Due 6/15/31, $3.4                          3.3        3.3
  LB Mortgage Trust                    Mortgage Pass Through Certificate 1992-1, 7.809%, Due 1/15/09, $2.0           2.0        2.0
  Morgan Stanley Cap. I Inc.           Commercial Mortgage Backed, 5.91%, Due 4/15/08, $3.9                          3.9        3.7
  AT&T Cap. Corp.                      Medium Term Note, 6.80%, Due 2/1/01, $3.8                                     3.8        3.9
  Advanta Mtg. Ln. Tr.                 1999-3 Asset Backed, Due 8/25/29, $0.9                                        0.9        0.9
  AMR Corp.                            Note, 10.0%, Due 2/1/01, $0.3                                                 0.3        0.3
  AMR Corp.                            Note, 9.125%, Due 10/24/01, $1.3                                              1.4        1.4
  Bank America Corp.                   Note, 6.625%, Due 6/15/04, $2.0                                               2.0        2.0
  Bear Stearns Cos. Inc. Global        Note, 6.45%, Due 8/1/02, $2.0                                                 2.0        2.0
  Bear Stearns Cos. Inc.               Medium Term Note, Due 5/7/02, $2.0                                            2.0        2.0
  CIT Group Holdings Inc.              Medium Term Sr. Note, 5.875%, Due 6/18/01, $0.7                               0.7        0.7
  Consolidated Natural Gas             Note, 7.25%, Due 10/1/04, $2.0                                                2.0        2.0
  Delphi Automotive Sys. Corp.         Note, 6.125%, Due 5/1/04, $2.0                                                2.0        1.9
  Donaldson Lufkin & Jenrette Inc.     Sr. Note, 5.875%, Due 4/1/02, $1.0                                            1.0        1.0
  Duke Cap. Corp.                      Sr. Note, 7.25%, Due 10/1/04, $1.5                                            1.5        1.5
  Finova Cap. Corp.                    Note, Due 11/8/02, $0.4                                                       0.4        0.4
  Ford Motor Cr. Co.                   Note, Due 7/16/02, $5.0                                                       5.0        5.1
  Ford Motor Cr. Co.                   Note, Due 8/27/01, $2.2                                                       2.2        2.2
  GMAC                                 Medium Term Note, Due 12/17/01, $4.5                                          4.5        4.5
  General Electric Cap. Corp.          Medium Term Note, Due 5/19/00, $7.0                                           7.0        6.9
  Heller Financial Inc.                Medium Term Note, Due 2/5/01, $2.6                                            2.6        2.6
  Heller Financial Inc.                Medium Term Note, Due 10/22/01, $1.0                                          1.0        1.0
  Heller Financial Inc.                Medium Term Note, 5.75%, Due 9/25/01, $1.5                                    1.5        1.5
  Household Fin. Corp.                 Note, Due 6/24/03, $2.7                                                       2.7        2.7
  Indiana Mich. Power Co.              Sr. Note, 6.875%, Due 7/1/04, $2.0                                            2.0        2.0
  Lehman Brothers Hldgs. Inc.          Medium Term Note, Due 4/2/02, $2.6                                            2.6        2.6
  Lehman Brothers Hldgs. Inc.          Medium Term Note, Due 12/12/02, $1.4                                          1.4        1.4
  MBNA America Bank                    Note, Due 12/10/02, $2.0                                                      2.0        2.0
  MBNA America Bank                    Note, Due 6/12/00, $2.0                                                       2.0        2.0
  MCI Communications Corp.             Note, 6.125%, Due 4/15/02, $2.0                                               2.0        2.0
  MCN Invt. Corp.                      Note, 6.89%, Due 1/16/02, $3.0                                                3.0        3.0
  Merrill Lynch & Co. Inc.             Medium Term Note, Due 11/9/01, $6.0                                           6.0        6.1
  SPSAC                                Mtg. Ln. Asset Backed Pass Through Certificate, Due 6/25/28, $1.2             1.2        1.2
  Nations Bank Corp.                   Sr. Note, 5.75%, Due 3/15/01, $2.0                                            2.0        2.0
  Ohio Power Co.                       Sr. Note, 7.00%, Due 7/1/04, $2.0                                             2.0        2.0
  Philip Morris Cos. Inc.              Note, 7.00%, Due 7/15/05, $3.0                                                3.1        3.0
  Philip Morris Cos. Inc.              Note, 7.25%, Due 9/15/01, $2.0                                                2.1        2.0
  Popular North Amer. Inc.             Medium Note, 7.375%, Due 9/14/01, $2.0                                        2.0        2.1
  Reilly Mtg. Assocs. L.P.             FHA Partn. Ctf., 7.45%, Due10/01/23, $1.4                                     1.4        1.4
  Reilly Mtg. Assocs. L.P.             Proj. Pass Through, Due 2/1/23, $1.5                                          1.5        1.6
  TCI Communications Inc.              Medium Term Note, Due 4/3/02, $1.5                                            1.5        1.5
  Time Warner Inc.                     Debenture, 8.11%, Due 8/15/06, $0.6                                           0.5        0.6
  Time Warner Inc.                     Debenture, 8.18%, Due 8/15/07, $0.6                                           0.5        0.6
  Time Warner Inc.                     Note, 7.975%, Due 8/15/04, $0.3                                               0.3        0.3
  Transamerica Fin. Corp.              Sr. Note, 7.25%, Due 8/15/02, $1.5                                            1.5        1.5
  USGI Inc.                            FHA Proj. 2057, 7.46%, Due 8/25/23, $2.7                                      2.8        2.8
  Waste Management                     Note, 6.625%, Due 7/15/02, $1.9                                               1.9        1.8
  Westdeutsche Landesbank              Bond, 6.05%, Due 1/15/09, $2.1                                                2.1        1.9
  Arcadia Automobile                   Asset Backed Receivable 1999 C, 6.90%, Due 12/15/03, $0.7                     0.7        0.7
  Banc One Auto Grantor Trust          Asset Backed 1997-A, 6.27%, Due 11/20/03, $0.9                                0.9        0.9
  Green Tree Financial Corp.           Asset Backed, Due 8/15/29, $0.6                                               0.6        0.6
  Green Tree Financial Corp.           Asset Backed 1999-5 Mfg. Hsg., 6.27%, Due 4/1/31, $1.4                        1.4        1.4
  Green Tree Floor Plan Receivable MstrAsset Backed, Due 11/15/04, $3.0                                              3.0        3.0
  Honda Auto Lease Tr.                 Asset Backed 1999-A, 5.875%, Due 10/15/01, $1.3                               1.3        1.3
  Pacificamerica Home Equity           Ln. Ser., Due3/25/28, $2.2                                                    2.2        2.2
  CWFC                                 CMO Remic, 6.00%, Due 5/25/09, $1.8                                           1.8        1.8
  HCLT                                 Asset Backed Note Cl. A-3, Due 8/15/06, $1.7                                  1.7        1.7
  Chase Mtg. Fin. Tr.                  Asset Backed 1999 S-1 MC Mtg., 6.10%, Due 2/25/29, $6.0                       6.0        5.9
  DLJ Mtg. Accep. Corp.                Mtg. Pass Through Ctf., Due 12/25/22, $0.6                                    0.6        0.6
  Green Tree Financial Corp.           Asset Backed 1999-5 Mfg. Hsg., 7.33%, Due 4/1/31, $2.0                        2.0        2.0
  Greenwich Cap. Accep. Inc.           Mtg. Pass Through, Due 1/25/23, $0.3                                          0.3        0.3
  Housing Secs. Inc.                   Mtg. Pass Through Ctf., 6.50%, Due 7/25/09, $6.1                              6.1        6.0
  Residential Fdg. Mtg. Secs. I Inc.   Pass Through Ctf., 7.25%, Due 4/25/26, $3.8                                   3.8        3.7
  Ryland Mtg. Secs. Corp. IV           Coll. Mtg., 8.10%, Due 6/25/23, $1.3                                          1.4        1.3
  Sears Mtg. Secs. Corp.               Mtg. Pass Through Ctf., Due 4/25/23, $0.2                                     0.2        0.2
  Structured Asset Mtg. Invts. Inc.    Mtg., 6.58%, Due 6/25/29, $2.0                                                2.0        1.9
  TMS Home Equity Ln. Tr.              Ser. 1992-C, 6.20%, Due 10/15/17, $2.3                                        2.3        2.2
  Bear Stearns Cml. Mtg. Secs. Inc.    Commercial Mortgage Backed, 6.73%, Due 5/20/03, $1.8                          1.8        1.9
  Commercial Mtg. Asset Tr.            Commercial Mortgage Backed, 6.25%, Due 8/17/06, $2.9                          2.9        2.8
  GMAC Coml. Mtg. Sec. Inc.            Mtg. Pass Through Ctf., 6.70%, Due 3/15/08, $1.5                              1.5        1.4
  AT&T Cap. Corp.                      Medium Term Note, 5.86%, Due 4/26/02, $1.2                                    1.1        1.1
  Allstate Corp.                       Sr. Note, 7.20%, Due 12/1/09, $1.6                                            1.6        1.5
  Avalon Bay Cmntys. Inc.              Sr. Note, 6.80%, Due 7/15/06, $0.3                                            0.3        0.3
  Avalon Pptys. Inc.                   Note, 6.875%, Due 12/15/07, $0.7                                              0.7        0.7
  Bank America Corp.                   Sr. Note, 5.875%, Due 2/15/09, $0.6                                           0.6        0.6
  Bayerische Landesbank                Note, 5.875%, Due 12/1/08, $0.8                                               0.7        0.7
  Bayerische Landesbank                Note, 6.375%, Due 10/15/05, $1.7                                              1.7        1.7
  Cable & Wire Communications          Note, 6.75%, Due 12/1/08, $1.4                                                1.5        1.4
  Cable & Wire Communications          Note, 6.625%, Due 3/6/05, $1.8                                                1.8        1.8
  Cable & Wire Communications          Note, 6.75%, Due 3/6/08, $0.2                                                 0.2        0.2
  Carramerica Rlty. Corp.              Note, 7.20%, Due 7/1/04, $0.6                                                 0.5        0.6
  Cendant Corp.                        Note, 7.75%, Due 12/1/03, $1.3                                                1.3        1.3
  Chase Manhattan Corp.                New Sub. Note, 7.25%, Due 6/1/07, $0.7                                        0.7        0.7
  Chase Manhattan Corp.                New Sub. Note, 7.50%, Due 2/1/03, $0.3                                        0.3        0.3
  Continental Airlines                 Pass Through, 6.32%, Due 11/1/08, $0.1                                        0.1        0.1
  Continental Airlines                 Pass Through, 6.41%, Due 4/15/07, $1.9                                        1.9        1.8
  Cooper Tire & Rubber Co.             Note, 7.75%, Due 12/15/09, $1.0                                               1.0        1.0
  Corporate Ppyt. Invs.                Note 144A, 7.75%, Due 8/15/04, $0.8                                           0.8        0.8
  DuPont EI DeNemours & Co.            Note, 6.75%, Due 10/15/04, $0.6                                               0.6        0.6
  Enron Corp.                          Note, 6.725%, Due 11/15/37, $1.2                                              1.1        1.1
  EOP Oper. Ltd. Partnership           Note, 6.763%, Due 6/15/07, $2.2                                               2.2        2.1
  ERAC USA Fin. Co.                    Note 144A, 6.75%, Due 5/15/09, $0.5                                           0.5        0.5
  ERAC USA Fin. Co.                    Note 144A 3C7, 7.95%, Due 12/15/09, $1.8                                      1.8        1.8
  ERP Oper. Ltd. Partnership           Note, 6.63%, Due 4/13/05, $0.4                                                0.4        0.4
  ERP Oper. Ltd. Partnership           Note, 7.57%, Due 8/15/26, $1.1                                                1.1        1.1
  Fleet Boston Finl. Corp.             Note, 7.375%, Due 12/1/09, $0.4                                               0.4        0.4
  Ford Motor Cr. Co.                   Sr. Note, 5.80%, Due 1/12/09, $1.3                                            1.2        1.2
  Ford Motor Cr. Co.                   Unsubd., 7.20%, Due 6/15/07, $0.7                                             0.7        0.7
  Fpl. Group Cap. Inc.                 Debenture, 7.375%, Due 6/1/09, $0.7                                           0.7        0.7
  General Elec. Cap. Corp.             Note, 8.50%, Due 7/24/08, $0.9                                                0.9        1.0
  General Elec. Cap. Corp.             Medium Tranche, 6.33%, Due 9/17/01, $0.9                                      0.9        0.9
  General Elec. Cap. Corp.             Note, 8.75%, Due 5/21/07, $0.5                                                0.5        0.5
  General Elec. Cap. Corp.             Sub. Note, 7.875%, Due 12/1/06, $0.4                                          0.5        0.4
  GMAC                                 Sr. Note, 5.85%, Due 1/14/09, $1.2                                            1.1        1.1
  Goldman Sachs Group Inc.             Note, 7.35%, Due 10/1/09, $1.0                                                1.0        1.0
  Hertz Corp.                          Note, 6.30%, Due 11/15/06, $0.4                                               0.4        0.4
  Highwoods Realty L.P.                Note, 7.00%, Due 12/1/06, $0.9                                                0.9        0.8
  Highwoods Realty L.P.                Note, 8.00%, Due 12/1/03, $0.5                                                0.4        0.4
  Hrpt. Pptys. Tr.                     Sr. Note, 6.875%, Due 8/26/02, $0.9                                           0.9        0.9
  Husky Terra Nove Fin. Ltd.           Sr. Secd. Bond, 8.45%, Due 2/1/12, $0.7                                       0.7        0.8
  Johnson & Johnson                    Note, 8.25%, Due 11/9/04, $1.7                                                1.8        1.8
  Key Bank Natl. Assn.                 Note, 6.50%, Due 10/15/27, $0.7                                               0.7        0.7
  Lilly Del. Mar. Inc.                 Resettable Cpn. Cap., 7.717%, Due 8/1/29, $0.7                                0.7        0.7
  Lockheed Martin Corp.                Note, 8.20%, Due 12/1/09, $0.9                                                0.9        0.9
  McDonalds Corp.                      Note, 5.90%, Due 5/11/01, $1.2                                                1.2        1.2
  McDonnell Douglas Corp.              Note, 6.875%, Due 11/1/06, $1.9                                               1.8        1.8
  MCI Communications Corp.             Note, 6.125%, Due 4/15/02, $0.7                                               0.7        0.7
  Metropolitan Life Ins. Co.           Surplus Note, 6.30%, Due 11/1/03, $1.5                                        1.5        1.5
  National Bank                        Sub. Note, 7.75%, Due 11/1/09, $0.6                                           0.6        0.6
  Pacific Corp.                        Note, 7.00%, Due 7/15/09, $0.4                                                0.4        0.4
  Pepsi Bottling Hldgs. Inc.           Note 144A, 5.375%, Due 2/17/04, $1.1                                          1.1        1.0
  Prologis Tr.                         Note, 7.05%, Due 7/15/06, $0.5                                                0.5        0.5
  Shopping Ctr. Assocs.                Note 144A, 6.75%, Due 1/15/04, $2.1                                           2.1        2.1
  Simon DeBartolo Group Inc.           Note, 6.875%, Due 11/05/06, $0.3                                              0.3        0.3
  Teleglobe CDA Inc.                   Gtd. Deb., 7.20%, Due 7/20/09, $2.1                                           2.0        2.1
  Teleglobe CDA Inc.                   Gtd. Deb., 7.70%, Due 7/20/09, $0.5                                           0.5        0.5
  Texas Instruments Inc.               Sr. Note, 7.00%, Due 8/15/04, $2.2                                            2.2        2.2
  Tyco Intl. Group                     Gtd. Note 144A, 6.875%, Due 9/5/02, $1.2                                      1.2        1.2
  U.S. Air Inc.                        Enhanced Equip. Note Cl.A, 6.76%, Due 4/15/08, $1.5                           1.4        1.4
  United Dominion Realty Tr. Inc.      Deb., 8.50%, Due 9/15/24, $1.6                                                1.6        1.7
  USAA Cap. Corp.                      Medium Term Note, 7.05%, Due 11/8/06, $0.8                                    0.8        0.8
  Wachovia Corp.                       New Sub. Note, 6.605%, Due 10/1/25, $1.0                                      1.0        1.0
  Walmart Stores Inc.                  Note, 6.875%, Due 8/10/09, $2.5                                               2.5        2.5
  American Express Cr.                 Asset Backed M Ser., 5.95%, Due 12/15/06, $1.8                                1.7        1.7
  American Express Cr.                 Asset Backed M Ser., 6.80%, Due 12/15/03, $2.0                                2.0        2.0
  Capita Equip. Receivables Tr.        Asset Backed 1996-1, 6.28%, Due 6/15/00, $0.2                                 0.2        0.2
  Capita Equip. Receivables Tr.        Asset Backed 1997-1, 6.19%, Due 2/15/02, $1.5                                 1.5        1.5
  Carco Auto Ln. Master Tr.            Asset Backed 1999-4, 6.43%, Due 11/15/04, $0.6                                0.6        0.6
  Chase Cr. Card Master Tr.            Asset Backed, 7.09%, Due 2/15/09, $1.1                                        1.1        1.1
  Chase Fdg. Tr.                       Asset Backed 1999-1 Mtg. Ln., 5.972%, Due 12/25/01, $1.3                      1.3        1.3
  Chase Manhattan Auto Owner Tr.       Asset Backed 1998-B, 5.80%, Due 2/17/03, $2.3                                 2.2        2.2
  Chemical Master Cr. Card Tr. I       Asset Backed 1995-3, 6.23%, Due 8/15/02, $0.8                                 0.8        0.8
  Citibank Cr. Card Master Tr. I       Asset Backed 1999-1, 5.50%, Due 2/15/06, $0.8                                 0.8        0.8
  Citibank Cr. Card Master Tr. I       Asset Backed 1999-7, 6.65%, Due 11/15/06, $2.7                                2.7        2.7
  Citibank Cr.                         Asset Backed 1998-6 Cl. A, 5.85%, Due 4/10/03, $1.0                           1.0        1.0
  Com. Ed. Trans. Fdg. Tr.             Asset Backed 1998-1 A5, 5.44%, Due 3/25/07, $1.0                              1.0        0.9
  Dayton Hudson Cr. Card Master        Asset Backed, 6.25%, Due 8/25/05, $0.7                                        0.7        0.7
  Dayton Hudson Cr. Card Master Tr.    Asset Backed 98-1, 5.90%, Due 5/25/06, $0.3                                   0.3        0.3
  First USA Cr. Card Master Tr.        Asset Backed, 6.42%, Due 3/17/05, $0.9                                        0.9        0.9
  First USA Cr. Card Master Tr.        Asset Backed 1998-9, 5.28%, Due 9/18/06, $1.1                                 1.0        1.0
  Ford Cr. Auto Ln. Master Tr.         Asset Backed 1996-1, 5.50%, Due 2/15/03, $1.5                                 1.4        1.5
  Ford Cr. Auto Owner Tr.              Asset Backed 1998-B, 5.85%, Due 10/15/01, $0.7                                0.7        0.7
  Ford Cr. Auto Owner Tr.              Asset Backed 1999-D, 6.40%, Due 10/15/02, $1.0                                1.0        1.0
  Green Tree Finl. Corp.               Asset Backed 1999-E Home Impt., 6.32%, Due 8/15/30, $0.6                      0.6        0.6
  Green Tree Recreational Equip.       Asset Backed, 5.816%, Due 7/15/03, $0.4                                       0.4        0.4
  Green Tree Recreational Equip.       Asset Backed, 6.43%, Due 4/15/02, $0.9                                        0.9        0.9
  MBNA Master Cr. Card Tr. II          Asset Backed 1999-J, 7.00%, Due 2/15/12, $1.3                                 1.3        1.3
  MBNA Master Cr. Card Tr. II          Asset Backed 98-J, 5.25%, Due 2/15/06, $1.1                                   1.1        1.1
  MBNA Master Cr. Card Tr. II          Asset Backed 1999-B, 5.90%, Due 8/15/11, $1.3                                 1.2        1.2
  PP&L Transition Bd. L. L. C.         Asset Backed 1999-1 BD, 7.05%, Due 6/25/09, $1.1                              1.1        1.2
  Premier Auto Tr.                     Asset Backed 1999-1, 5.69%, Due 11/8/02, $4.0                                 4.0        4.0
  Premier Auto Tr.                     Asset Backed 1999-3, 6.27%, Due 4/8/03, $0.7                                  0.7        0.7
  Kellogg Racers                       Restructured Asset Ctfs. Enhanced, 5.75%, Due 2/2/01, $1.5                    1.5        1.5
  Sears Cr. Account Master Tr. II      Asset Backed, 6.05%, Due 1/15/08, $0.8                                        0.8        0.7
  Sears Cr. Account Master Tr.         Asset Backed 1997-1, 6.20%, Due 7/16/07, $1.3                                 1.3        1.3
  Standard Cr. Card Master Tr. I       Asset Backed, 8.25%, Due 11/7/03, $3.9                                        4.2        4.1
  Textron Finl. Corp. Receivables Tr.  Asset Backed, 6.05%, Due 3/16/09, $0.2                                        0.2        0.2
  U.S. Airways                         Pass Through Trs. 1999-1, 8.36%, Due 7/20/20, $1.0                            1.0        1.0
  World Omni Automobile Lease          Asset Backed, 6.20%, Due 11/25/03, $1.3                                       1.3        1.2
  World Omni Automobile Lease          Asset Backed, 6.85%, Due 6/25/03, $3.6                                        3.7        3.6
  AT&T Unvl. Card Master Tr.           CMO Remic 1997-1, Due 4/19/04, $0.5                                           0.5        0.5
  Banc One Cr. Card Master Tr.         CMO Remic, 6.30%, Due 10/15/02, $1.4                                          1.4        1.4
  Chase Manhattan Auto Owner Tr.       CMO Remic 97-A, 6.40%, Due 7/16/01, $3.8                                      3.9        3.8
  Chevron Corp. Profit Sharing Plan Tr.CMO Remic, 8.11%, Due 12/1/04, $1.8                                           1.9        1.9
  Continental Airlines                 Pass Through Trs., 6.94%, Due 4/15/15, $1.7                                   1.7        1.6
  First Sec. Auto Owner Tr.            CMO Remic, 5.58%, Due 6/16/03, $0.6                                           0.6        0.6
  First Sec. Auto Owner Tr.            CMO Remic 1999-1, 5.311%, Due 4/15/02, $0.8                                   0.8        0.8
  Ford Cr. Auto Ln. Master Tr.         CMO Remic 1996-2, Due 2/15/03, $0.9                                           0.9        0.9
      Total Corporate Securities                                                                                   398.4      395.2

  International Securities, denominated in U.S. dollars:
  Province of Quebec, Canada           Medium Term Note, 6.29%, Due 3/6/26, $2.8                                     2.8        2.8
  Province of Quebec, Canada           Medium Term Note, 5.735%, Due 3/2/26, $3.5                                    3.5        3.5
  African Dev. Bank                    Senior Note, 6.75%, Due 10/1/04, $2.8                                         2.8        2.8
  Asian Dev. Bank                      Note, 6.375%, Due 10/1/28, $0.6                                               0.6        0.5
  Ontario Hydro                        Note, 6.10%, Due 1/30/08, $1.2                                                1.2        1.2
      Total International Securities                                                                                10.9       10.8

  Chase Manhattan Bank                 Enhanced Cash Investment Fund, Interest Rate 5.856%, $128.3                 128.3      128.3

  Unsettled purchase and sale transactions:
  United States Government             FHMLC 846183, Due 1/1/24                                                      0.1        0.1
  United States Government             TBA FNMA SF, 6.00%, Due 1/15/49                                              (2.1)      (2.1)
  United States Government             TBA GNMA I SF, 6.50%, Due 1/15/49                                            (0.6)      (0.6)
  United States Government             TBA GNMA I SF, 6.50%, Due 1/15/49                                            (0.6)      (0.6)
  United States Government             TBA GNMA I SF, 6.50%, Due 1/15/49                                            (4.7)      (4.7)
  United States Government             TBA GNMA I SF, 6.50%, Due 1/15/49                                           (11.1)     (11.1)
  United States Government             TBA GNMA I SF, 6.50%, Due 1/15/49                                           (11.1)     (11.1)
  United States Government             TBA GNMA I SF, 7.00%, Due 1/15/49                                            (9.7)      (9.7)
  United States Government             TBA GNMA I SF, 7.00%, Due 1/15/49                                            (9.7)      (9.7)
  United States Government             TBA GNMA I SF, 6.00%, Due 1/15/49                                            (8.3)      (8.3)
  United States Government             TBA GNMA I SF, 6.00%, Due 1/15/49                                            (8.3)      (8.3)
  United States Government             TBA FNMA, 6.50%, Due 1/15/49                                                 (2.0)      (2.0)
  United States Government             U.S. Treasury Note, Due 7/15/02                                              (4.1)      (4.1)
  United States Government             U.S. Treasury Note, Due 7/15/02                                              (4.1)      (4.1)
  United States Government             U.S. Treasury Note, Due 7/15/02                                              (1.0)      (1.0)
      Total Unsettled purchase and sale transactions                                                               (77.3)     (77.3)

      Total Fixed Income Fund (exclusive of $15.2 million wrapper insurance)                                       827.4      819.6

      GRAND TOTALS                                                                                               1,534.9    2,630.6



*        Party-in-interest to the Program.

                                                              -Pages 10 through 15 -

                        THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF
                                    UNION CARBIDE CORPORATION
                              AND PARTICIPATING SUBSIDIARY COMPANIES

                               Schedule of Reportable Transactions

                                  Year ended December 31, 1999
                                       (millions of dollars)



                                                                                      Current
                                                                                      Value of
                                                                                      Asset on
                                                   Purchase          Cost of         Transaction
      Identity of party involved                    Price             Asset             Date
--------------------------------------------       --------        -----------       -----------

                                                                     Expense
                                                                    Incurred
                                                    Selling           With            Net Gain
      Description of asset                           Price         Transaction         (Loss)
--------------------------------------------       --------        -----------      -----------
Series of transactions in the same security:
Chase Manhattan Bank                         $          1.00       $  910.8           $  910.8
Enhanced Cash Investment Fund                            n/a              -                n/a

Chase Manhattan Bank                                     n/a          888.6              888.6
Enhanced Cash Investment Fund                           1.00              -                  -

U.S. Government                                   99.90 - 100.59       53.4               53.4
Treasury Note, 5.375%, Due 7/31/00                       n/a              -                n/a

U.S. Government                                          n/a           53.4               53.3
Treasury Note, 5.375%, Due 7/31/00                99.90 - 100.56          -               (0.1)

U.S. Government                                   91.16 - 101.00       55.7               55.7
Treasury Note, 4.75%, Due 11/15/08                       n/a              -                n/a

U.S. Government                                          n/a           56.8               56.8
Treasury Note, 4.75%, Due 11/15/08                89.78 - 100.75          -                  -

U.S. Government                                   97.25 - 101.78       61.0               61.0
Treasury Note, 6.00%, Due 8/15/09                        n/a              -                n/a

U.S. Government                                          n/a           53.7               53.7
Treasury Note, 6.00%, Due 8/15/09                 97.23 - 101.89          -                  -

n/a = not applicable




                                SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Program has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.








                                    The Savings and Investment Program for
                                    Employees of Union Carbide Corporation
                                    and Participating Subsidiary Companies





Date:  June 21, 2000               By:     /s/John K.Wulff
                                   Name:   JOHN K. WULFF
                                   Title:  Vice-President, Chief Financial
                                           Officer and Controller
                                           Union Carbide Corporation

                           Independent Auditors' Report




To the Program Administrators of The Savings and Investment
Program for Employees of Union Carbide Corporation and
Participating Subsidiary Companies:

We have audited the accompanying statement of net assets available for benefits of The Savings and Investment Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies (the "Program") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Program are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Program's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                             /s/ KPMG LLP

Stamford, Connecticut
June 21, 2000

                            EXHIBIT INDEX




Exhibit                                                         Page
  No.                       Exhibit                              No.


  23         Independent Auditors' Consent                       20